SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (AMENDMENT NO. 2)*

                             CHAD THERAPEUTICS, INC.
                       -----------------------------------
                                (Name of Issuer)

                    Common Stock, $.0.01 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    157228107
                                    ---------
                                 (CUSIP Number)

                                  December 31, 2008
                                 --------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1 (b)
         |X| Rule 13d-1 (c)
         |_| Rule 13d-1 (d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 157228107
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Laurus Capital Management, LLC
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  13-4150669
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                      (b) |X|
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
-------------------- ---------- ------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  976,744 shares of Common Stock. *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  976,744 shares of Common Stock. *
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           976,744 shares of Common Stock
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           | |
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           8.75%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
           OO
---------- ---------------------------------------------------------------------
* Based on 10,180,000 shares of the common stock, $0.01 par value per share (the "Shares") outstanding of Chad Therapeutics, Inc., a California corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008. As of December 31, 2008, PSource Structured Debt Limited (the "Investor") held a warrant (the "Warrant") to acquire 976,744 Shares, at an exercise price of $1.24 per Share, subject to certain adjustments. The Warrant contains an issuance limitation prohibiting the Investor from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investor of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investor upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the Warrant). The Investor is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share voting and investment power over the securities owned by the Investor reported in this
Schedule 13G, as amended.

CUSIP No. 157228107
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON: PSource Strucuted Debt Limited
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                      (b) |X|
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Guernsey
-------------------- ---------- ------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  976,744 shares of Common Stock. *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  976,744 shares of Common Stock. *
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           976,744 shares of Common Stock
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           | |
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           8.75%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
           OO
---------- ---------------------------------------------------------------------
* Based on 10,180,000 shares of the common stock, $0.01 par value per share (the "Shares") outstanding of Chad Therapeutics, Inc., a California corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008. As of December 31, 2008, PSource Structured Debt Limited (the "Investor") held a warrant (the "Warrant") to acquire 976,744 Shares, at an exercise price of $1.24 per Share, subject to certain adjustments. The Warrant contains an issuance limitation prohibiting the Investor from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investor of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investor upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the Warrant). The Investor is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share voting and investment power over the securities owned by the Investor reported in this
Schedule 13G, as amended.

CUSIP No. 157228107
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON: David Grin

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) |_|
                                                               (b) |X|
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Israel
-------------------- ---------- ------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  976,744 shares of Common Stock. *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  976,744 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          976,744 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          | |
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          8.75%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------- ----------------------------------------------------------------------
* Based on 10,180,000 shares of the common stock, $0.01 par value per share (the "Shares") outstanding of Chad Therapeutics, Inc., a California corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008. As of December 31, 2008, PSource Structured Debt Limited (the "Investor") held a warrant (the "Warrant") to acquire 976,744 Shares, at an exercise price of $1.24 per Share, subject to certain adjustments. The Warrant contains an issuance limitation prohibiting the Investor from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investor of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investor upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the Warrant). The Investor is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share voting and investment power over the securities owned by the Investor reported in this
Schedule 13G, as amended.

CUSIP No. 157228107
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON:  Eugene Grin
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                                (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
------------------- ---------- -------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock.*
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  976,744 shares of Common Stock. *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  976,744 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          976,744 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          | |
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          8.75%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------- ----------------------------------------------------------------------
* Based on 10,180,000 shares of the common stock, $0.01 par value per share (the "Shares") outstanding of Chad Therapeutics, Inc., a California corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008. As of December 31, 2008, PSource Structured Debt Limited (the "Investor") held a warrant (the "Warrant") to acquire 976,744 Shares, at an exercise price of $1.24 per Share, subject to certain adjustments. The Warrant contains an issuance limitation prohibiting the Investor from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investor of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investor upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the Warrant). The Investor is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share voting and investment power over the securities owned by the Investor reported in this
Schedule 13G, as amended.

CUSIP No. 157228107

Item 1(a).  Name of Issuer: Chad Therapeutics, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            21622 Plummer Street
            Chatsworth, California 91311

Item 2(a).  Name of Person Filing: Laurus Capital Management, LLC

This Schedule 13G, as amended, is also filed on behalf of PSource Structured Debt Limited, a closed-ended company incorporated with limited liability in Guernsey, Eugene Grin and David Grin. Laurus Capital Management, LLC manages PSource Structured Debt Limited. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the shares owned by PSource Structured Debt Limited. Information related to each of PSource Structured Debt Limited, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b).  Address of Principal Business Office or if none, Residence:
            335 Madison Avenue, 10th Floor, New York, NY 10017

Item 2(c).  Citizenship:  Delaware

Item 2(d).  Title of Class of Securities: Common Stock ("Common Stock")

Item 2(e).  CUSIP Number:  157228107

Item 3.     Not Applicable

Item 4.     Ownership:

       (a) Amount Beneficially Owned: 976,744 shares of Common Stock

       (b) Percent of Class: 8.75%

       (c) Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote: 0 shares of Common Stock. *

            (ii) shared power to vote or to direct the vote: 976,744 shares of Common Stock. *

            (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock. *

            (iv)  shared power to dispose or to direct the disposition of:
                  976,744 shares of Common Stock. *

Item 5.     Ownership of Five Percent or Less of a Class:
            Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities:  Not applicable (see Item 2(a))

Item 8.     Identification and Classification of Members of the Group:
            Not applicable (see Item 2(a))

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

            By signing below, I certify to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


-----------------------------------
* Based on 10,180,000 shares of the common stock, $0.01 par value per share (the "Shares") outstanding of Chad Therapeutics, Inc., a California corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008. As of December 31, 2008, PSource Structured Debt Limited (the "Investor") held a warrant (the "Warrant") to acquire 976,744 Shares, at an exercise price of $1.24 per Share, subject to certain adjustments. The Warrant contains an issuance limitation prohibiting the Investor from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investor of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investor upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the Warrant). The Investor is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share voting and investment power over the securities owned by the Investor reported in this
Schedule 13G, as amended.

CUSIP No. 157228107

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    February 10, 2009
                                    ----------------
                                    Date


                                    LAURUS CAPITAL MANAGEMENT, LLC

                                    /s/ David Grin
                                    ----------------
                                    David Grin
                                    Principal

CUSIP No. 157228107

APPENDIX A

A.       Name:             PSource Structured Debt Limited, a
                           closed-ended company incorporated with
                           limited liability in Guernsey

                           c/o Laurus Capital Management, LLC
                           335 Madison Avenue, 10th Floor
                           New York, New York 10017
         Place of
         Organization:     Guernsey



B.       Name:             David Grin

         Business          335 Madison Avenue, 10th Floor
         Address:          New York, New York 10017

         Principal
         Occupation:       Principal of Laurus Capital Management, LLC

         Citizenship:      Israel

C.       Name:             Eugene Grin

         Business          335 Madison Avenue, 10th Floor
         Address:          New York, New York 10017

         Principal
         Occupation:       Principal of Laurus Capital Management, LLC

         Citizenship:      United States

CUSIP No. 157228107

Each of PSource Structure Debt Limited, Eugene Grin and David Grin hereby agree, by their execution below, that the Schedule 13G (as amended) to which this Appendix A is attached is filed on behalf of each of them, respectively.


PSource Structured Debt Limited

By:  Laurus Capital Management, LLC
      Its investment manager

/s/ David Grin
-----------------------------------------
    David Grin
    Principal
    February 10, 2009


/s/ David Grin
-----------------------------------------
    David Grin
    February 10, 2009

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    February 10, 2009